Pavel Sakurets Work History

Swap Your Time
CEO and Founder
June 2016 – present

We created a patent-pending app that can destroy the system or at least make a huge dent in it. Swap Your Time app allows people to exchange their time with other people absolutely free using non-monetary currency called Time (T).

Real Estate Liquidators
CEO and Founder
February 2001 – present

Real Estate Liquidators purchases nonperforming notes, judgments and liens from banks, credit unions and hedge funds. We buy Notes in 45 states excluding IL, NJ, NY, PA, WI. We prefer nonperforming seconds with minimum property value of 100k and UPB of 30K or more. We pay 30-60% of UPB for performing and non performing seconds if 1st is performing and 5-20% if first is non performing.